QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

Reports

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2012, our internal control over financial reporting is effective.

       Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

       The effectiveness of the Company's internal control over financial reporting as of December 31, 2012, has been audited by Deloitte LLP, the Company's Independent Registered Chartered Accountants, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2012.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 21, 2013

ENERPLUS      2012 FINANCIAL SUMMARY      29

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the internal control over financial reporting of Enerplus Corporation and subsidiaries (the "Company") as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

       A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

       Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

       In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

       We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated February 21, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

February 21, 2013
Calgary, Canada

30      ENERPLUS      2012 FINANCIAL SUMMARY

Management's Responsibility for Financial Statements

In management's opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 21, 2013. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

       To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

       The consolidated financial statements have been examined by Deloitte LLP, Independent Registered Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Independent Registered Chartered Accountants Report outlines the scope of their examination and sets forth their opinion.

       The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Chartered Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 21, 2013

ENERPLUS      2012 FINANCIAL SUMMARY      31

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the accompanying consolidated financial statements of Enerplus Corporation and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2012 and 2011, and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity and cash flows for the years ended December 31, 2012 and 2011, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

       An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

       We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

       In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Corporation and subsidiaries as at December 31, 2012 and 2011, and their financial performance and cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Enerplus Corporation's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Independent Registered Chartered Accountants

February 21, 2013
Calgary, Canada

32      ENERPLUS      2012 FINANCIAL SUMMARY

Statements

Consolidated Balance Sheets

(CDN$ thousands)	Note	December 31, 2012	December 31, 2011

Assets
Current assets
Cash		$5,200	$5,629
Accounts receivable		150,372	124,806
Deferred financial assets	16	54,165	2,312
Other current		15,068	14,655

		$224,805	$147,402
Exploration and evaluation assets	4	773,820	874,799
Property, plant and equipment	5	4,242,447	4,332,011
Goodwill		151,390	154,691
Deferred financial assets	16	8,013	6,585
Other assets	8	11,687	207,824

Total Assets		$5,412,162	$5,723,312

Liabilities
Current liabilities
Accounts payable		$274,387	$422,666
Dividends payable		17,882	32,609
Current portion of long-term debt	9	45,566	46,808
Deferred financial credits	16	18,522	35,711

		$356,357	$537,794

Long-term debt	9	$1,023,999	$860,286
Deferred financial credits	16	17,127	31,820
Deferred tax liability	13	365,473	452,670
Decommissioning liability	10	599,652	563,763

		$2,006,251	$1,908,539

Total Liabilities		$2,362,608	$2,446,333

Equity
Shareholders' capital	15	$3,818,043	$3,442,364
Contributed surplus	15	36,088	26,910
Accumulated deficit		(736,761)	(279,467)
Accumulated other comprehensive income/(loss)		(67,816)	87,172

		$3,049,554	$3,276,979

Total Liabilities & Equity		$5,412,162	$5,723,312

See accompanying notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors:

Douglas R. Martin Director	Robert B. Hodgins Director

ENERPLUS      2012 FINANCIAL SUMMARY      33

Consolidated Statements of Income (loss) and
Comprehensive Income (loss)

For the year ended December 31 (CDN$ thousands)	Note	2012	2011

Revenues
Oil and gas sales		$1,365,542	$1,363,726
Royalties		(268,831)	(245,230)
Commodity derivative instruments gain/(loss)	16	91,995	(27,092)

		$1,188,706	$1,091,404

Expenses
Operating		$319,644	$281,217
General and administrative		78,341	67,660
Equity based compensation	15	15,503	26,773
Transportation		26,569	20,647
Depletion, depreciation and amortization	5	510,758	433,366
Impairments	6	531,825	359,703
Foreign exchange (gain)/loss	12	(17,204)	4,216
Finance expense	11	70,127	60,439
Asset disposition (gain)	7	(131,166)	(302,053)
Other expense/(income)		1,276	(2,576)

		$1,405,673	$949,402

Income/(loss) before taxes		$(216,967)	$142,002
Current tax expense/(recovery)	13	1,647	81,195
Deferred tax expense/(recovery)	13	(62,880)	(48,630)

Net Income/(loss)		$(155,734)	$109,437

Other Comprehensive Income
Change due to marketable securities (net of tax)	8
Unrealized gains/(losses)		$(69,728)	$50,658
Realized gains reclassified to net income/(loss)		(39,491)	–
Change in cumulative translation adjustment		(45,769)	36,536

Other Comprehensive Income/(loss), net of tax		$(154,988)	$87,194

Total Comprehensive Income/(loss)		$(310,722)	$196,631

Net income/(loss) per share
Basic		$(0.80)	$0.61
Diluted		$(0.80)	$0.61

Weighted average number of shares outstanding (thousands)	15
Basic		195,633	179,889
Diluted		195,633	180,345

See accompanying notes to the Consolidated Financial Statements

34      ENERPLUS      2012 FINANCIAL SUMMARY

Consolidated Statements of Changes in Shareholders' Equity

For the year ended December 31 (CDN$ thousands)	2012	2011

Shareholders' Capital
Balance, beginning of year	$3,442,364	$5,639,380
Reclassification of EELP units	–	44,387
Reclassification of accumulated deficit	–	(2,314,775)
Public offering	330,618	–
Stock Option Plan – cash	1,180	11,626
Stock Option Plan – non cash	1,119	9,371
Dividend Reinvestment Plan	19,150	52,375
Stock Dividend Program	23,612	–

Balance, end of year	$3,818,043	$3,442,364

Contributed Surplus
Balance, beginning of year	$26,910	$3,795
Reclassification of trust unit rights liability	–	20,156
Stock Option Plan – exercised	(1,119)	(9,371)
Stock Option Plan – expensed	10,297	12,330

Balance, end of year	$36,088	$26,910

Accumulated Deficit
Balance, beginning of year	$(279,467)	$(2,314,775)
Reclassification to Shareholders' Capital	–	2,314,775
Net income/(loss)	(155,734)	109,437
Dividends to shareholders	(301,560)	(388,904)

Balance, end of year	$(736,761)	$(279,467)

Accumulated other comprehensive income
Balance, beginning of year	$87,172	$(22)
Changes due to marketable securities (net of tax)
Unrealized gains/(losses)	(69,728)	50,658
Realized gains reclassified to net income	(39,491)	–
Change in cumulative translation adjustment	(45,769)	36,536

Balance, end of year	$(67,816)	$87,172

Total Equity	$3,049,554	$3,276,979

See accompanying notes to the Consolidated Financial Statements

ENERPLUS      2012 FINANCIAL SUMMARY      35

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	2012	2011

Operating Activities
Net income/(loss)	$(155,734)	$109,437
Non-cash items add/(deduct):
Depletion, depreciation and amortization	510,758	433,366
Impairments	531,825	359,703
Change in fair value of derivative instruments	(85,163)	(31,920)
Deferred tax expense/(recovery)	(62,880)	(48,630)
Foreign exchange loss/(gain) on U.S. dollar debt	(7,647)	7,185
Accretion expense	13,522	13,803
Equity based compensation – Stock Option Plan	10,297	12,330
Amortization of debt transaction costs	1,693	1,269
Derivative settlement on senior notes principal repayment	18,406	19,119
Asset disposition gain	(131,166)	(302,053)

Funds Flow	$643,911	$573,609
Decommissioning expenditures	(19,905)	(21,656)
Changes in non-cash operating working capital	(88,929)	71,487

Cash flow from operating activities	$535,077	$623,440

Financing Activities
Issuance of shares	$350,948	$64,001
Cash dividends	(277,948)	(388,904)
Change in bank debt	(189,251)	212,732
Repayment on senior notes	(46,236)	(45,523)
Proceeds from senior note issue	406,088	–
Derivative settlement on senior notes principal repayment	(18,406)	(19,119)
Changes in non-cash financing working capital	(14,727)	451

Cash flow from financing activities	$210,468	$(176,362)

Investing Activities
Capital expenditures	$(864,684)	$(876,975)
Property and land acquisitions	(185,337)	(255,209)
Property dispositions	245,771	641,190
Sale of equity investments	146,898	1,544
Changes in non-cash investing working capital	(90,252)	38,592

Cash flow from investing activities	$(747,604)	$(450,858)

Effect of exchange rate changes on cash	$1,630	$1,035

Change in cash	$(429)	$(2,745)
Cash, beginning of year	5,629	8,374

Cash, end of year	$5,200	$5,629

Supplementary Cash Flow Information
Cash income taxes paid	$17,946	$49,592
Cash interest paid	$49,826	$47,756

See accompanying notes to the Consolidated Financial Statements

36      ENERPLUS      2012 FINANCIAL SUMMARY

Notes

Notes to Consolidated Financial Statements

1. REPORTING ENTITY

These annual audited consolidated financial statements ("Consolidated Financial Statements") and notes present the results of Enerplus Corporation including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The Consolidated Financial Statements were authorized for issue by the Board of Directors on February 21, 2013.

2. BASIS OF PREPARATION

Enerplus' Consolidated Financial Statements for the years ended December 31, 2012 and 2011 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These Consolidated Financial Statements present Enerplus' results of operations and financial position under IFRS as at and for the year ended December 31, 2012, and the 2011 comparative periods.

(a) Basis of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following items which are measured at fair value:

•
cash;

•
derivative financial instruments;

•
available for sale financial instruments; and

•
share-based payment transactions.

(b) Functional and Presentation Currency

These Consolidated Financial Statements are presented in Canadian dollars, which is Enerplus' functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise indicated.

(c) Use of Estimates and Judgment

The preparation of financial statements requires management to use judgment, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimated.

       The amounts recorded for depletion and depreciation of the oil and gas assets are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected.

       The provision for decommissioning liability is based on current legal and constructive requirements, technology, estimated costs and expected timing for remediation. Actual costs can differ from estimated costs because of changes in laws and regulations, market conditions, discovery and analysis of site conditions and changes in technology.

       IFRS requires that the Company's oil and gas assets be aggregated into cash-generating units, based on their ability to generate largely independent cash flows, which are used to assess the assets for impairment. The determination of the Company's cash-generating units is subject to management's judgment.

       The decision to transfer assets from exploration and evaluation to property, plant and equipment is based on management's assessment of technical feasibility and commercial viability and this is subject to management's judgment.

       The estimated fair value of derivative instruments, by their very nature, are subject to measurement uncertainty.

ENERPLUS      2012 FINANCIAL SUMMARY      37

       Compensation costs recorded for the stock option plan are subject to estimation as they are calculated using the Black Scholes option pricing model which is based on significant assumptions such as volatility, dividend yield, expected term and forfeiture rate. Other compensation plans are performance based and are also subject to management's judgment as to whether or not certain performance criteria will be met.

       The determination of the income tax provision and other tax issues can be complex and require management judgment. As such, income taxes are subject to measurement uncertainty. Income tax filings are subject to audits and re-assessments and changes in facts, circumstances and interpretations may result in an increase or decrease in the Company's provision for income taxes.

       Additional details concerning estimates and judgment have been provided in Note 3.

3. SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, should be considered an integral part of the Consolidated Financial Statements.

(a) Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby Enerplus' proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

       The acquisition method of accounting is used to account for acquisitions of companies and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

(b) Revenue

Revenue associated with the sale of crude oil and natural gas is recognized when title passes from the Company to its customers and is measured at the fair value of the consideration received or receivable based on price, volumes delivered and contractual delivery points. Realized gains and losses from commodity price risk management activities are recognized in revenue when the contract is settled and unrealized gains and losses on commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective reporting period.

(c) Exploration and Evaluation Assets ("E&E") and Property, Plant and Equipment ("PP&E")

(i) E&E Assets

Costs incurred prior to acquiring the legal right to explore an area are charged directly to net income.

       Costs incurred after the legal right to explore is obtained but before technical feasibility and commercial viability of the area has been established are capitalized as E&E assets. These assets include both tangible and intangible costs such as unproved property acquisition costs, geological and geophysical costs, sampling and appraisals, related drilling and completion costs and directly attributable internal costs.

       Once an area is determined to be technically feasible and commercially viable the accumulated costs are tested for impairment. The carrying value, net of any impairment, is then reclassified to PP&E as a Developed and Producing ("D&P") asset. If an area is determined not to be technically feasible and commercially viable, or the Company discontinues its exploration and evaluation activity, any unrecoverable costs are charged to net income.

(ii) PP&E

All costs directly associated with the development of crude oil and natural gas reserves are capitalized on an area-by-area basis if they extend or enhance the recoverable reserves of the underlying assets. These expenditures are referred to as D&P assets and include assets where technical feasibility and commercial viability has been determined. Costs in this category include property acquisitions, drilling and completion costs, gathering and infrastructure, capitalized decommissioning costs, directly attributable internal costs

38      ENERPLUS      2012 FINANCIAL SUMMARY

and transfers of exploration and evaluation assets. Repairs and maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to net income in the period.

       D&P assets are aggregated into cash generating units ("CGUs") for the purposes of impairment testing and depletion calculations. CGUs are groups of assets that generate independent cash inflows and are generally defined based on geographic areas, with consideration given to how the assets are managed.

       Gains and losses on disposals of properties are determined by comparing the proceeds to the net carrying value of the property and are recognized in net income.

(d) Depletion and Depreciation

The net carrying value of D&P assets is depleted using the unit of production method, calculated as the ratio of production in the year compared to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Natural gas reserves and production are converted to equivalent units on the basis of 6 mcf = 1 bbl, reflecting the approximate energy content. Proved plus probable reserves are generally estimated using independent reserve engineers and represent the estimated quantities of crude oil and natural gas which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be economically recoverable in future years.

       E&E assets are not depleted.

(e) Impairment

(i) E&E

E&E assets are tested for impairment when indicators of impairment exist or when technical feasibility and commercial viability are established and the assets are reclassified to PP&E. The impairment test compares the E&E assets' carrying value to their recoverable amount plus any excess recoverable amounts on D&P assets on a country by country basis. E&E assets that are determined not to be technically feasible and commercially viable are charged to net income.

(ii) PP&E and Goodwill

D&P assets included in PP&E are reviewed for impairment at a CGU level when indicators of impairment exist. When indicators of impairment exist, the carrying value of each CGU, including goodwill, is compared to its recoverable amount which is defined as the higher of its fair value less cost to sell ("FVLCTS") or its value in use ("VIU"). FVLCTS is determined to be the amount for which the asset could be sold in an arm's length transaction. VIU is based upon the estimated before tax net present value of the Company's proved plus probable reserves, as prepared by independent reserve evaluators. These estimates of future net revenues are based on forecast prices and costs, and are stated prior to the provision of financing and general and administrative expenses and after the deduction of royalties and estimated future capital expenditures. Forecast prices reflect heating values, quality differentials and transportation costs specific to the Company's assets. Estimated future net revenues are discounted using the Company's weighted average cost of capital.

       Where the carrying value exceeds the recoverable amount an impairment loss exists and is charged to net income. Impairment losses are first recorded against goodwill within a CGU and the remainder is recorded against the D&P assets.

       Reversals of impairments are recognized when events or circumstances that triggered the original impairment have changed. Impairments can only be reversed in future periods up to the carrying amount that would have been determined, net of depletion and depreciation, had no impairment losses been previously recognized. Goodwill impairments are not reversible.

(f) Foreign Currency

(i) Foreign currency transactions

Transactions in foreign currencies are generally translated to Canadian dollars at the average exchange rate for the period. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Foreign currency differences arising on translation are recognized in net income in the period in which they arise.

ENERPLUS      2012 FINANCIAL SUMMARY      39

(ii) Foreign operations

Assets and liabilities of Enerplus' U.S. operations are translated into Canadian dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in the cumulative translation adjustment ("CTA") which is part of accumulated other comprehensive income ("AOCI").

(g) Financial Instruments

Financial instruments are classified into one of five categories: fair value through profit or loss, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities.

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise cash, accounts receivable, accounts payable, dividends payable to shareholders and debt. Cash is classified as "fair value through profit or loss" and is carried at fair value. Accounts receivable are classified as "loans and receivables" and are carried at amortized cost less any allowance for impairment. Accounts payable, dividends payable to shareholders and debt are classified as "other financial liabilities" and are carried at amortized cost using the effective interest method.

       Enerplus has certain equity investments in entities involved in the oil and gas industry which are included in other assets on the Consolidated Balance Sheets. These investments are classified as "available-for-sale" and are carried at fair value with changes in fair value recorded in other comprehensive income. The fair value of investments that are publicly traded are determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no public market, fair value is determined using valuation techniques including using recent arm's length market transactions. When investments are ultimately sold any gains or losses are recognized in net income and any unrealized gains or losses previously recognized in other comprehensive income are reversed.

       Enerplus capitalizes transaction costs and premiums on long-term debt. These costs are amortized using the effective interest method.

(ii) Derivative financial instruments

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Enerplus has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers most of these contracts to be economic hedges. As a result, all financial derivative contracts are classified as "fair value through profit or loss" and are recorded at fair value on the Consolidated Balance Sheets with changes in fair value recorded in net income. The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date.

       Enerplus accounts for its physical delivery purchase and sales contracts as executory contracts as they were entered into and continue to be held for the purpose of receipt or delivery of products in accordance with its expected purchase, sale or usage requirements. As such, these contracts are not considered to be derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

(h) Goodwill

Enerplus recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The portion of goodwill that relates to its U.S. operations fluctuates due to changes in foreign exchange rates. For the purposes of impairment testing, goodwill is allocated to the CGUs that benefited from the synergies of the respective business combinations and is tested for impairment in conjunction with the CGU on an annual basis. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

(i) Assets Held for Sale

Non-current assets, or disposal groups consisting of assets and liabilities, are classified as held for sale if management intends to sell the assets, the sale is highly probable and the assets are available for immediate sale in their present condition.

       Assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell. Any impairments are recognized in net income in the period measured. Non-current assets and disposal groups held for sale are

40      ENERPLUS      2012 FINANCIAL SUMMARY

presented in current assets and liabilities within the Consolidated Balance Sheets. Assets held for sale are not depreciated, depleted or amortized.

(j) Share Based Payments

Enerplus uses the Black Scholes option pricing model to calculate the grant date fair value of stock options granted under the Company's stock option plan. This amount is charged to earnings as equity based compensation over the vesting period of the options, with a corresponding increase in contributed surplus. When options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to shareholders' capital.

       Enerplus recognizes a liability in respect of its cash settled Performance Share, Restricted Share and Director Share incentive plans, based on their estimated fair value. The liability is re-measured at each reporting date and at settlement date with any changes in the fair value recorded as equity based compensation in net income.

(k) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by recognizing the present value of the estimated future cash flows, discounted using a risk-free rate.

(l) Decommissioning Liabilities

Enerplus' oil and gas operating activities give rise to dismantling, decommissioning and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future decommissioning liabilities at each balance sheet date. The associated decommissioning cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability resulting from revisions to estimated timing, amount of cash flows, or changes in the discount rate are recognized as a change in the decommissioning liability and related capitalized decommissioning cost.

       Amortization of capitalized decommissioning costs is included in depreciation, depletion and amortization in net income. Increases in decommissioning liabilities resulting from the passage of time are recorded as accretion which is included with finance expense in net income. Actual expenditures incurred are charged against the decommissioning liability.

(m) Income Tax

Income tax expense is comprised of current and deferred tax.

       Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, along with any adjustment to tax payable in respect of previous years.

       Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is recognized in net income except to the extent that it relates to items recognized directly in equity. Deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n) Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

       For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from the exercise of all stock options would be used to repurchase common shares at the average market price.

ENERPLUS      2012 FINANCIAL SUMMARY      41

(o) Recent Pronouncements Issued

The following Standards and Interpretations which have not been applied in these financial statements have been released but not yet effective at December 31, 2012.

•
IFRS 7 Financial Instruments Disclosures – Amendments to this standard are required to be adopted for annual periods beginning January 1, 2013. The adoption of this standard is not expected to have any impact on Enerplus' financial statements.

•
IFRS 9 Financial Instruments – The standard is required to be adopted for periods beginning January 1, 2015. Portions of the standard remain in development and the full impact of the standard will not be known until the project is complete.

•
IFRS 10 Consolidated Financial Statements – The standard is required to be adopted for periods beginning January 1, 2013. The adoption of this standard is not expected to have any impact on Enerplus' financial statements.

•
IFRS 11 Joint Arrangements – The standard is required to be adopted for periods beginning January 1, 2013. The adoption of this standard is not expected to have any impact on Enerplus' financial statements.

•
IFRS 12 Disclosure of Interests in Other Entities – The standard is required to be adopted for periods beginning January 1, 2013. The adoption of this standard is not expected to have any impact on Enerplus' financial statements.

•
IFRS 13 Fair Value Measurement – The standard is required to be adopted for periods beginning January 1, 2013. The adoption of this standard is not expected to have any impact on Enerplus' financial statements.

•
IAS 27 Consolidation and Separate Financial Statements – The standard is required to be adopted for periods beginning January 1, 2013. The adoption of this standard is not expected to have any impact on Enerplus' financial statements.

•
IAS 28 Investments in Joint Ventures – The standard is required to be adopted for periods beginning January 1, 2013. The adoption of this standard is not expected to have any impact on Enerplus' financial statements.

•
IAS 32 Financial Instruments Presentation – Amendments to this standard are required to be adopted for annual periods beginning January 1, 2014. The adoption of this standard is not expected to have any impact on Enerplus' financial statements.

4. E&E ASSETS

Carrying value ($ thousands)	E&E assets

At December 31, 2010	$1,545,378
Capital spending and acquisitions	620,172
Dispositions	(300,629)
Transfers to Property, Plant and Equipment	(969,036)
Impairment expense, net	(25,401)
Foreign currency translation adjustment	4,315

At December 31, 2011	$874,799
Capital spending and acquisitions	265,893
Dispositions	(23,794)
Transfers to Property, Plant and Equipment	(214,761)
Impairment expense	(113,824)
Foreign currency translation adjustment	(14,493)

As at December 31, 2012	$773,820

As at December 31, 2012 the E&E asset balance of $773,820,000 (December 31, 2011 – $874,799,000) consists of undeveloped lands and assets that management has not fully evaluated for technical feasibility and commercial viability.

42      ENERPLUS      2012 FINANCIAL SUMMARY

5. PP&E

Carrying value before accumulated depletion and depreciation ($ thousands)	D&P assets	Office and other	Total

As at December 31, 2010	$4,253,439	$59,542	$4,312,981
Capital spending and acquisitions	500,748	11,264	512,012
Transfers from Exploration and Evaluation	969,036	–	969,036
Change in decommissioning costs (Note 10)	179,635	–	179,635
Dispositions	(39,305)	–	(39,305)
Foreign currency translation adjustment	41,306	210	41,516

As at December 31, 2011	$5,904,859	$71,016	$5,975,875
Capital spending and acquisitions	772,350	11,778	784,128
Transfers from Exploration and Evaluation	214,761	–	214,761
Change in decommissioning costs (Note 10)	75,381	–	75,381
Dispositions	(244,907)	–	(244,907)
Foreign currency translation adjustment	(38,290)	(206)	(38,496)

As at December 31, 2012	$6,684,154	$82,588	$6,766,742

Accumulated Depletion and Depreciation	D&P assets	Office and other	Total

As at December 31, 2010	$827,331	$45,082	$872,413
Depletion, Depreciation and Amortization	425,806	7,560	433,366
Impairment expense	334,302	–	334,302
Foreign currency translation adjustment	3,760	23	3,783

As at December 31, 2011	$1,591,199	$52,665	$1,643,864
Depletion, Depreciation and Amortization	502,991	7,767	510,758
Impairment expense	418,001	–	418,001
Dispositions	(44,075)	–	(44,075)
Foreign currency translation adjustment	(4,213)	(40)	(4,253)

As at December 31, 2012	$2,463,903	$60,392	$2,524,295

Net Carrying Value	D&P assets	Office and other	Total

As at December 31, 2010	$3,426,108	$14,460	$3,440,568
As at December 31, 2011	$4,313,660	$18,351	$4,332,011

As at December 31, 2012	$4,220,251	$22,196	$4,242,447

6. IMPAIRMENT

($ thousands)	2012	2011

D&P assets	$418,001	$334,302
E&E assets	113,824	35,548
E&E impairment reversal	–	(10,147)

Impairment expense	$531,825	$359,703

The estimated recoverable amounts used for impairment testing were based on the respective assets value in use, calculated using proved plus probable reserves discounted at 10%. D&P asset impairments recorded for the years ended December 31, 2012 and 2011 relate to the impact of lower forecast commodity prices on Enerplus' natural gas focused CGUs. E&E asset impairments of $113,824,000 for the year ended December 31, 2012 (December 31, 2011 – $35,548,000) relate to expiring undeveloped land and unrecoverable costs on other projects where activity is being discontinued. There were no E&E asset impairment reversals for the

ENERPLUS      2012 FINANCIAL SUMMARY      43

year ended December 31, 2012. E&E asset impairment reversals of $10,147,000 for the year ended December 31, 2011 relate to an increase in the estimated recoverable amount for certain E&E assets.

       The following table outlines forecasted commodity prices and exchange rates used in Enerplus' CGU impairment tests at December 31, 2012. The forecast commodity prices are consistent with those used by Enerplus' external reserve evaluators.

Year	WTI Crude Oil(1) US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude(1) CDN$/bbl	U.S. Henry Hub Gas price(1) US$/Mcf	Natural Gas 30 day spot @ AECO(1) CDN$/Mcf

2013	$92.50	$1.00	$87.50	$3.75	$3.35
2014	92.50	1.00	90.50	4.30	3.85
2015	93.60	1.00	92.60	4.85	4.35
2016	95.50	1.00	94.50	5.25	4.70
2017	97.40	1.00	96.40	5.70	5.10
Thereafter(2)	+2% yr	1.00	+2% yr	+2% yr	+2% yr

(1)
Prices used in the impairment test were adjusted for commodity price differentials specific to Enerplus.
(2)
Escalation varies after 2017.

7. ASSET DISPOSITION GAIN

During the year ended December 31, 2012 Enerplus recorded a gain of $131,166,000 (December 31, 2011 – $302,053,000) related to the sale of certain properties and marketable securities.

($ thousands)	2012	2011

Gain on property dispositions	$83,800	$301,950
Gain on sale of marketable securities	47,366	103

Total asset disposition gain	$131,166	$302,053

8. OTHER ASSETS

Other assets of $11,687,000 (December 31, 2011 – $207,824,000) represent Enerplus' marketable securities portfolio. During the year ended December 31, 2012 Enerplus sold certain marketable securities for proceeds of $146,898,000 (net of transaction costs of $1,785,000) recognizing a gain of $47,366,000. In connection with these sales, realized gains of $39,491,000 net of tax ($46,770,000 before tax) were reclassified from accumulated other comprehensive income to net income.

       For the year ended December 31, 2012 the change in fair value of these investments represented unrealized losses of $69,728,000 net of tax ($79,835,000 before tax). For the year ended December 31, 2011 the change in fair value of these investments represented unrealized gains of $50,658,000 ($58,555,000 before tax).

44      ENERPLUS      2012 FINANCIAL SUMMARY

9. DEBT

($ thousands)	December 31, 2012	December 31, 2011

Current:
Current portion of long-term debt	$45,566	$46,808

	$45,566	$46,808

Long-term:
Bank credit facility	$260,950	$446,182
Senior notes
CDN$30 million (Matures May 15, 2019)	30,000	–
US$20 million (Matures May 15, 2022)	19,898	–
US$355 million (Matures May 15, 2024)	353,190	–
CDN$40 million (Matures June 18, 2015)	40,000	40,000
US$40 million (Matures June 18, 2015)	39,796	40,680
US$225 million (Matures June 18, 2021)	223,853	228,825
US$54 million (Matures October 1, 2015)(1)	21,490	32,951
US$175 million (Matures June 19, 2014)(2)	34,822	71,648

	$1,023,999	$860,286

Total debt	$1,069,565	$907,094

(1)
The outstanding U.S principal as at December 31, 2012 was US$32,400, a portion of which is classified as current.
(2)
The outstanding U.S principal as at December 31, 2012 was US$70,000, a portion of which is classified as current.

Bank Credit Facility

Enerplus has an unsecured, covenant-based, $1 billion bank credit facility that matures on October 31, 2015. Drawn fees range between 160 and 325 basis points over bankers' acceptance rates, with current drawn fees of 180 basis points. Standby fees on the undrawn portion of the facility are based on 20% of the drawn pricing. The Company has the ability to request an extension of the facility each year or repay the entire balance at the end of the term. At December 31, 2012 Enerplus had $260,950,000 drawn and was in compliance with all financial covenants under the facility. During 2012 a fee of $700,000 was paid to extend the facility. The weighted average interest rate on the facility for the year ended December 31, 2012 was 2.4% (December 31, 2011 – 2.7%).

Senior Notes

On May 15, 2012 Enerplus closed a private offering of senior unsecured notes raising gross proceeds of approximately $405,000,000. The notes rank equally with the bank credit facility and other outstanding senior notes.

       On June 19, 2012 Enerplus made its third principal repayment on the US$175 million senior notes and associated cross currency interest rate swap principal settlement for a total of $53,666,000. On October 1, 2012 Enerplus made its second principal repayment and associated foreign exchange swap settlement on the US$54 million senior notes for a total of $10,976,000.

       The terms and rates of the Company's outstanding senior notes are detailed below:

Issue Date	Original Principal ($ thousands)	Remaining Principal ($ thousands)	Coupon Rate	Interest Payment Dates	Repayment

May 15, 2012	CDN$30,000	CDN$30,000	4.34%	May 15 and Nov 15	Bullet payment on May 15, 2019
May 15, 2012	US$20,000	US$20,000	4.40%	May 15 and Nov 15	Bullet payment on May 15, 2022
May 15, 2012	US$355,000	US$355,000	4.40%	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020
June 18, 2009	CDN$40,000	CDN$40,000	6.37%	June 18 and Dec 18	Bullet payment on June 18, 2015
June 18, 2009	US$40,000	US$40,000	6.82%	June 18 and Dec 18	Bullet payment on June 18, 2015
June 18, 2009	US$225,000	US$225,000	7.97%	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017
Oct 1, 2003	US$54,000	US$32,400	5.46%	April 1 and Oct 1	5 equal annual installments beginning Oct 1, 2011
June 19, 2002	US$175,000	US$70,000	6.62%	June 19 and Dec 19	5 equal annual installments beginning June 19, 2010

ENERPLUS      2012 FINANCIAL SUMMARY      45

10. DECOMMISSIONING LIABILITY

Enerplus has estimated the net present value of its decommissioning liability to be $599,652,000 at December 31, 2012 compared to $563,763,000 at December 31, 2011, based on a total undiscounted liability of $659,714,000 and $644,922,000 respectively. The decommissioning liability was calculated using a risk free rate of 2.36% at December 31, 2012 (December 31, 2011 – 2.49%). Enerplus' decommissioning expenditures are expected to be incurred over the next 66 years with the majority between 2022 and 2052. The change in capitalized decommissioning costs for the year ended December 31, 2012 was $75,381,000 (December 31, 2011 – $179,635,000).

($ thousands)	December 31, 2012	December 31, 2011

Decommissioning liability, beginning of year	$563,763	$392,709
Change in estimates	69,822	174,807
Property acquisition and development activity	5,559	4,828

	$75,381	$179,635
Dispositions	(33,584)	(692)
Decommissioning expenditures	(19,905)	(21,656)
Accretion	13,522	13,803
Foreign currency translation adjustment	475	(36)

Decommissioning liability, end of year	$599,652	$563,763

11. FINANCE EXPENSE

($ thousands)	2012	2011

Realized:
Interest on bank debt and senior notes	$53,074	$47,049
Unrealized:
Cross currency interest rate swap (gain)/loss	2,963	355
Interest rate swap (gain)/loss	(1,125)	(2,037)
Debt transaction cost amortization	1,693	1,269
Accretion of decommissioning liability	13,522	13,803

Finance expense	$70,127	$60,439

12. FOREIGN EXCHANGE

($ thousands)	2012	2011

Realized:
Foreign exchange (gain)/loss	$6,508	$18,421
Unrealized:
Translation of U.S. dollar debt (gain)/loss	(7,647)	7,185
Cross currency interest rate swap (gain)/loss	(15,118)	(15,133)
Foreign exchange swaps (gain)/loss	(947)	(6,257)

Foreign exchange (gain)/loss	$(17,204)	$4,216

46      ENERPLUS      2012 FINANCIAL SUMMARY

13. INCOME TAXES

The deferred tax liability arises as a result of the following temporary differences:

	Deferred Tax Liability/(Asset)
($ thousands)	December 31, 2012	December 31, 2011

PP&E and E&E assets	$894,601	$929,494
Tax loss carry-forwards and other credits	(388,816)	(354,513)
Decommissioning liability	(156,048)	(144,937)
Long-Term debt	10,825	12,807
Investments in other entities	(2,193)	27,156
Deferred financial assets and credits	10,320	(9,209)
Other assets and liabilities	(3,216)	(8,128)

Deferred tax liability/(asset)	$365,473	$452,670

Deferred tax assets have not been recognized for realized capital losses in Canada for approximately $1.2 billion at December 31, 2012 (December 31, 2011 – $1.1 billion) as it is not probable that future taxable capital gains will be available against which the company can utilize the losses. These losses have an indefinite carry-forward period.

       The Company has income tax filings that are subject to audit and potential reassessment whereby the audit findings may impact the Company's tax liability. The Company does not anticipate adjustments arising from these audits that would materially affect its financial position and believes that it has adequately provided for current and deferred income taxes.

       The following provides a reconciliation of effective tax expense:

($ thousands)	2012	2011

Income/(loss) before taxes	$(216,967)	$142,002

Income tax (recovery)/expense at the applicable Canadian rate of 25.32% (26.82% for 2011)(1)	$(54,936)	$38,085
Recovery due to change in tax rate on undistributed profits	–	(34,118)
Effect of tax rates in foreign jurisdictions	(6,142)	34,312
Effect of differences in applicable tax rates	(4,200)	2,163
Reversal/(Recognition) of realized capital losses	8,840	(11,688)
Non-taxable portion of gains	(7,178)	(364)
Equity based compensation	2,574	3,307
Other	(191)	868

Tax (recovery)/expense	$(61,233)	$32,565

(1)
The applicable rate consists of the combined Federal and Provincial statutory corporate tax rates in Canada for the years ended December 31, 2012 and December 31, 2011. The combined Federal and Provincial corporate tax rate lowered to 25.32% in 2012 from 26.82% in 2011 due to a decrease in the Federal rate of 1.5% (16.5% in 2011 to 15% in 2012).

ENERPLUS      2012 FINANCIAL SUMMARY      47

The detail of the Company's tax expense is as follows:

For the year ended December 31, 2012 ($ thousands)	Canadian	U.S.	Total

Current tax expense/(recovery)	$(2,074)	$3,721	$1,647

Deferred tax expense/(recovery)
Changes in temporary differences	$(77,393)	$5,673	$(71,720)
Reversal of previously recognized tax losses	8,840	–	8,840

	$(68,553)	$5,673	$(62,880)

Total tax expense/(recovery)	$(70,627)	$9,394	$(61,233)

For the year ended December 31, 2011 ($ thousands)	Canadian	U.S.	Total

Current tax expense/(recovery)	$569	$80,626	$81,195

Deferred tax expense/(recovery)
Changes in temporary differences	$(110,239)	$99,237	$(11,002)
Recognition of previously unrecognized tax losses	(11,688)	(25,940)	(37,628)

	$(121,927)	$73,297	$(48,630)

Total tax expense/(recovery)	$(121,358)	$153,923	$32,565

Deferred income tax recovery recognized in Other Comprehensive Income totaled $17,386,000 for 2012 ($7,647,000 expense for 2011) related to marketable securities.

14. KEY MANAGEMENT PERSONNEL EXPENSE

Key management personnel are comprised of all officers and directors of the Company.

($ thousands)	2012	2011

Salaries, benefits and other	$9,265	$9,601
Equity based compensation(1)	6,114	12,384

Total key management personnel expenses	$15,379	$21,985

(1)
Includes costs related to the stock option and long term incentive plans.

15. SHAREHOLDERS' CAPITAL

(a) Share Capital

	2012		2011

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	181,159	$3,442,364	176,946	$5,639,380
Corporate Conversion:
Reclassification of EELP units (non-cash)	–	–	1,703	44,387
Reclassification of Accumulated Deficit (non-cash)	–	–	–	(2,314,775)
Issued for cash:
Public offerings	14,709	330,618	–	–
Dividend reinvestment plan	955	19,150	1,928	52,375
Stock option plan	68	1,180	582	11,626
Non-cash:
Stock dividend program	1,793	23,612	–	–
Stock option plan	–	1,119	–	9,371

Balance, end of year	198,684	$3,818,043	181,159	$3,442,364

48      ENERPLUS      2012 FINANCIAL SUMMARY

Effective January 1, 2011, Enerplus Resources Fund (the "Fund") converted from an income trust into a corporate entity under a Plan of Arrangement pursuant to the Business Corporations Act (Alberta) (the "Plan of Arrangement") and continued as Enerplus Corporation. Under the Plan of Arrangement, former unitholders of the Fund received one common share in Enerplus Corporation in exchange for each trust unit held and 0.425 of a common share in Enerplus Corporation for each exchangeable partnership unit of Enerplus Exchangeable Limited Partnership ("EELP") held. On January 1, 2011, all outstanding securities of the Fund and EELP were cancelled.

       Under IFRS, EELP units and trust unit rights were considered liabilities and were recorded on the Consolidated Balance Sheets at their amortized fair value. Upon conversion to a corporation these liabilities were converted into equity and the EELP liability of $44,387,000 was recorded to share capital and the trust unit rights liability of $20,156,000 was recorded to contributed surplus. Pursuant to the Plan of Arrangement, Shareholders' Capital was reduced by the amount of the accumulated deficit of the Fund on December 31, 2010 of $2,314,775,000.

       On February 8, 2012 Enerplus issued 14,709,000 common shares for gross proceeds of $344,914,000 ($330,618,000 net of issuance costs).

(b) Dividends

($ thousands)	2012	2011

Cash dividends	$277,948	$388,904
Stock dividends	23,612	–

Dividends to shareholders	$301,560	$388,904

On January 25, 2013 Enerplus declared a dividend of $0.09 per share payable on February 20, 2013.

(c) Equity Based Compensation

The following table summarizes Enerplus' equity based compensation expense:

($ thousands)	2012	2011

Cash:
Long term incentive plans expense	$5,618	$14,443
Non-Cash:
Stock option plan expense	10,297	12,330
Equity total return swap gain	(412)	–

Equity based compensation expense	$15,503	$26,773

The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	December 31, 2012	December 31, 2011

Dividend yield(1)	8.2%	7.14%
Volatility(1)	28.35%	35.00%
Risk-free interest rate	1.35%	2.34%
Forfeiture rate	10.0%	9.4%
Expected life	4.5 years	4.5 years

(1)
Reflects the expected dividend yield and volatility of Enerplus shares over the life of the option.

The weighted average grant date fair value of options granted in 2012 was $2.22 (December 31, 2011 – $4.77). At December 31, 2012, 2,558,000 options were exercisable at a weighted average reduced exercise price of $27.20 with a weighted average remaining contractual term of 3.49 years, giving an aggregate intrinsic value of nil (December 31, 2011 – $4,446,000).

       For the year ended December 31, 2012, 68,000 options were exercised at a weighted average price of $17.35. The weighted average share price during the year was $16.98.

       For the year ended December 31, 2012 Enerplus expensed a total of $10,297,000 (December 31, 2011 – $12,330,000) related to its Stock Option Plan. The remaining unamortized grant date fair value of outstanding options of $7,084,000

ENERPLUS      2012 FINANCIAL SUMMARY      49

(December 31, 2011 – $6,854,000) will be recognized in net income over the remaining vesting period. Activity for the periods is as follows:

	Year ended December 31, 2012		Year ended December 31, 2011
	Number of Options (000's )	Weighted Average Exercise Price(1)	Number of Options (000's )	Weighted Average Exercise Price(1)

Options outstanding
Beginning of year	5,098	$29.41	5,457	$32.11
Granted	7,313	19.00	2,154	30.27
Exercised	(68)	17.35	(582)	19.97
Forfeited	(1,056)	24.92	(845)	33.22
Expired	(519)	44.67	(1,086)	47.05

End of year	10,768	$22.11	5,098	$29.41

Options exercisable at the end of year	2,558	$27.20	1,932	$33.86

(1)
Exercise price reflects grant prices less any reduction in strike price for outstanding rights under the rights incentive plan.

The following tables summarize the Contributed Surplus activity for the year ended December 31, 2012 and the ending balances as at December 31, 2012:

($ thousands)	2012	2011

Balance, beginning of year	$26,910	$3,795
Reclassification of trust unit rights liability	–	20,156
Stock Option Plan – exercised	(1,119)	(9,371)
Stock Option Plan – expensed	10,297	12,330

Balance, end of year	$36,088	$26,910

($ thousands)	2012	2011

Cancelled shares	$3,893	$3,795
Stock Option Plan	32,195	23,115

Balance, end of year	$36,088	$26,910

50      ENERPLUS      2012 FINANCIAL SUMMARY

The following table summarizes information with respect to outstanding options as at December 31, 2012:

Options Outstanding at December 31, 2012 (000's)	Original Exercise Price	Exercise Price after(1) Price Reductions	Expiry Date	Options Exercisable at December 31, 2012 (000's)

18	$48.86	$45.16	2013	18
84	50.25	47.06	2013	84
16	45.14	42.46	2013	16
2	38.70	36.54	2013	2
411	42.05	40.40	2013 - 2014	411
17	47.19	45.97	2013 - 2014	17
7	38.76	37.95	2013 - 2014	7
4	23.58	23.36	2013 - 2014	4
706	17.11	17.11	2013 - 2015	706
–	19.30	19.30	2013 - 2015	–
11	25.97	25.97	2013 - 2015	11
5	22.76	22.76	2013 - 2015	5
1	23.65	23.65	2013 - 2015	1
1,085	23.58	23.58	2014 - 2016	704
19	23.05	23.05	2014 - 2016	12
10	24.30	24.30	2014 - 2016	7
5	30.32	30.32	2014 - 2016	3
1,489	30.40	30.40	2018	507
17	30.64	30.64	2018	6
47	30.26	30.26	2018	16
20	27.43	27.43	2018	7
40	25.70	25.70	2018	14
3,842	23.00	23.00	2019	–
169	14.14	14.14	2019	–
2,690	13.23	13.23	2019	–
31	15.61	15.61	2019	–
22	12.88	12.88	2019	–

10,768	$22.21	$22.11		2,558

(1)
Exercise price reductions are only applicable to the predecessor trust unit rights plan.

(d) Basic and Diluted Earnings per Share

Net income/(loss) per share has been determined based on the following:

(thousands of units)	2012	2011

Weighted average shares	195,633	179,889
Dilutive impact of options(1)	–	456

Diluted shares	195,633	180,345

(1)
For the year ended December 31, 2012 options are anti-dilutive as their conversion to shares would not increase the loss per share.

(e) Long-Term Incentive Plans

Enerplus' long-term incentive plans include its Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Director Share Unit ("DSU") plans.

       Under Enerplus' RSU plan employees receive cash compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. Upon vesting, the plan participants receive a cash payment based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

       Under Enerplus' PSU plan executives and management receive cash compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. Upon vesting, the plan participants receive a cash payment based on the value of the underlying shares plus notional accrued

ENERPLUS      2012 FINANCIAL SUMMARY      51

dividends. The payment is subject to a multiplier that ranges from 0.5 to 2.0 depending on the performance of Enerplus compared to a group of peers over the vesting period.

       Under Enerplus' DSU plan directors receive cash compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded is based on the annual non-cash retainer value and they vest upon the director leaving the Board. Upon vesting, the plan participants receive a cash payment based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

       For the year ended December 31, 2012 the Company recorded cash compensation costs of $5,618,000 (December 31, 2011 – $14,443,000) for these plans which was included in equity based compensation. At December 31, 2012 the long term incentive plans had a liability balance of $13,316,000 (December 31, 2011 – $21,785,000) which is included in accounts payable on the Consolidated Balance Sheets.

       The following table summarizes the PSU, RSU and DSU activity for the year ended December 31, 2012:

(thousands of units)	Number of PSUs	Number of RSUs	Number of DSUs

Balance, beginning of year	170	895	14
Granted	488	694	29
Vested	–	(497)	(9)
Forfeited	(53)	(129)	–

Balance, end of year	605	963	34

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

Enerplus' non-derivative financial instruments include cash, accounts receivable, accounts payable, marketable securities, dividends payable, bank indebtedness and long-term debt. Refer to Note 3 for details relating to Enerplus' significant accounting policies for recognition and measurement of financial instruments.

(i) Cash, Accounts Receivable, Accounts Payable, Dividends Payable, Bank Credit Facilities and Senior Notes

As at December 31, 2012 the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value. Cash is classified as held for trading and is reported at fair value based on a level 1 designation.

(ii) Marketable Securities

Enerplus has assessed the relative inputs used in the determination of the fair value of its marketable securities. Enerplus' publicly traded marketable securities are classified as level 1 and Enerplus' marketable securities in private companies are classified as level 3. The inputs used in determining the fair value of private company securities are based on recent market transactions.

       As at December 31, 2012 the fair value of Enerplus' marketable securities was $11,687,000 (December 31, 2011 – $207,824,000), including marketable securities in private companies of $3,909,000 (December 31, 2011 – $202,882,000) and marketable securities in public companies of $7,778,000 (December 31, 2011 – $4,942,000).

52      ENERPLUS      2012 FINANCIAL SUMMARY

(iii) Debt

Senior Notes

The following table details carrying values and fair values of Enerplus' senior notes:

Original Principal ($ thousands)	Remaining Principal	Reported CDN$ Carrying Value	CDN$ Fair Value

CDN$30,000	CDN$30,000	$30,000	$30,401
US$20,000	US$20,000	19,898	20,581
US$355,000	US$355,000	353,190	377,571
CDN$40,000	CDN$40,000	40,000	43,097
US$40,000	US$40,000	39,796	43,961
US$225,000	US$225,000	223,853	274,013
US$54,000	US$32,400	32,235	34,489
US$175,000	US$70,000	69,643	72,758

		$808,615	$896,871

(b) Fair Value of Derivative Financial Instruments

Enerplus has assessed the relative inputs used in the determination of the fair value of all derivative financial instruments and has determined that a fair value classification of level 2 is appropriate for each of the instruments. A level 2 assignment is appropriate where observable inputs other than quoted prices are used in the fair value determination.

       The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At December 31, 2012 a current deferred financial asset of $54,165,000, a current deferred financial credit of $18,522,000, a non-current deferred financial asset of $8,013,000 and a non-current deferred financial credit of $17,127,000 are recorded on the Consolidated Balance Sheets.

       The following table summarizes the fair value as at December 31, 2012 and change in fair value for the year ended December 31, 2012.

	Interest Rate	Cross Currency Interest Rate	Foreign Exchange		Electricity		Equity		Commodity Derivative Instruments
($ thousands)	Swaps	Swap	Swaps		Swaps		Swaps		Oil		Gas		Total

Deferred financial assets/(liabilities), beginning of period	$(1,603)	$(46,317)	$6,642		$2,255		$–		$(19,611)		$–		$(58,634)
Change in fair value gain/(loss)	1,125 (1)	12,155 (2)	947	(3)	(3,108	)(4)	412	(5)	70,283	(6)	3,349	(6)	85,163

Deferred financial assets/(liabilities), end of period	$(478)	$(34,162)	$7,589		$(853)		$412		$50,672		$3,349		$26,529

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (gain of $15,118) and finance expense (loss of $2,963).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in equity based compensation.
(6)
Recorded in commodity derivative instruments (see below).

ENERPLUS      2012 FINANCIAL SUMMARY      53

	Interest Rate	Cross Currency Interest Rate	Foreign Exchange	Electricity	Equity	Commodity Derivative Instruments
Balance Sheet Classification:	Swaps	Swap	Swaps	Swap	Swap	Oil	Gas	Total

Current assets	$–	$–	$–	$–	$144	$50,672	$3,349	$54,165
Current liabilities	(478)	(17,035)	(156)	(853)	–	–	–	(18,522)
Non-current assets	–	–	7,745	–	268	–	–	8,013
Non-current liabilities	–	(17,127)	–	–	–	–	–	(17,127)

Total	$(478)	$(34,162)	$7,589	$(853)	$412	$50,672	$3,349	$26,529

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	2012	2011

Change in fair value of commodity derivative instruments gain/(loss)	$73,632	$6,092
Net realized cash gain/(loss)	18,363	(33,184)

Commodity derivative instruments gain/(loss)	$91,995	$(27,092)

(c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price risk, currency risk and interest rate risk.

Commodity Price Risk

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate subject to a maximum of 80% of forecasted production volumes net of royalties.

Crude Oil Instruments:

At December 31, 2012 the fair value of Enerplus' crude oil derivative contracts represented an asset of $50,672,000 and the change in fair value of these contracts during 2012 represented an unrealized gain of $70,283,000. The following table summarizes Enerplus' crude oil risk management positions at February 7, 2013:

Instrument Type	bbls/day	US$/bbl(1)

Jan 1, 2013 – Jan 31, 2013
WTI Swap	17,000	100.84
WTI Purchased Call	3,500	104.09
WTI Sold Put	5,500	63.09
WTI Sold Call	3,500	130.00
Feb 1, 2013 – Dec 31, 2013
WTI Swap	18,500	100.52
WTI Purchased Call	3,500	104.09
WTI Sold Put	5,500	63.09
WTI Sold Call	3,500	130.00
Jan 1, 2014 – Dec 31, 2014
WTI Swap	2,000	93.33

(1)
Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

54      ENERPLUS      2012 FINANCIAL SUMMARY

The following sensitivities show the impact to after-tax net income of the respective changes in forward crude oil prices as at December 31, 2012 on Enerplus' outstanding crude oil contracts at that time with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward prices	25% increase in forward prices

Crude oil derivative contracts	$100,315	$(96,932)

Natural Gas Instruments:

At December 31, 2012 the fair value of Enerplus' natural gas derivative contracts represented an asset of $3,349,000 and the change in fair value of these contracts during 2012 represented an unrealized gain of $3,349,000. The following table summarizes Enerplus' natural gas financial contracts at February 7, 2013:

Instrument Type	MMcf/day	CDN$/Mcf	US$/Mcf

Jan 1, 2013 – Jan 31, 2013
AECO Swap	23.7	3.63
AECO Purchased Put	22.7	3.17
Feb 1, 2013 – Jun 30, 2013
AECO Swap	28.4	3.54
AECO Purchased Put	22.7	3.17
Jul 1, 2013 – Dec 31, 2013
AECO Swap	23.7	3.63
AECO Purchased Put	22.7	3.17
Jan 1, 2013 – Jun 30, 2013
NYMEX Swap	15.0		3.45
Jan 1, 2014 – Dec 31, 2014
NYMEX Swap	10.0		4.03

The following sensitivities show the impact to after-tax net income of the respective changes in forward natural gas prices as at December 31, 2012 on Enerplus' outstanding natural gas contracts at that time with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward prices	25% increase in forward prices

Natural gas derivative contracts	$9,052	$(7,285)

Enerplus also has the following physical gas contracts in place at February 7, 2013:

Instrument Type	MMcf/day	CDN$/Mcf

Mar 1, 2013 – Dec 31, 2013
AECO-NYMEX Basis	42.0	0.70
Jan 1, 2014 – Oct 31, 2014
AECO-NYMEX Basis	53.5	0.69

Electricity:

Enerplus is subject to electricity price fluctuations and manages this risk by entering into forward fixed rated electricity derivative contracts on a portion of its electricity requirements. At December 31, 2012 the fair value of Enerplus' electricity contracts

ENERPLUS      2012 FINANCIAL SUMMARY      55

represented a liability of $853,000 and the change in fair value of these contracts during 2012 represented an unrealized loss of $3,108,000. The Company's outstanding electricity derivative contracts at February 7, 2013 are summarized below:

Instrument Type	MWh	CDN$/Mwh

Jan 1, 2013 – Dec 31, 2013
AESO Power Swap(1)	12.0	63.81
Jan 1, 2014 – Dec 31, 2014
AESO Power Swap(1)	12.0	53.69
Jan 1, 2015 – Dec 31, 2015
AESO Power Swap(1)	6.0	50.38

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

Currency Risk

Enerplus is exposed to currency risk in relation to its U.S. dollar denominated senior notes and U.S. dollar denominated working capital held in Canada. Enerplus manages the currency risk relating to its senior notes through the derivative instruments detailed below.

Cross Currency Interest Rate Swap ("CCIRS"):

Concurrent with the issuance of the US$175,000,000 senior notes on June 19, 2002, Enerplus entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%. At December 31, 2012 the remaining USD principal is fixed at a notional amount of CDN$107,331,000. The CCIRS matures between June 2013 and June 2014 in conjunction with the remaining principal repayments on the notes.

Foreign Exchange Swaps:

In September 2007 Enerplus entered into foreign exchange swaps on US$54,000,000 of notional debt at an average US$/CDN$ foreign exchange rate of 1.02. At December 31, 2012, following the second settlement, Enerplus had USD$32,400,000 of remaining notional debt swapped. These foreign exchange swaps mature between October 2013 and October 2015 in conjunction with the remaining principal repayments on the US$54,000,000 senior notes.

       During 2011 Enerplus entered into foreign exchange swaps on US$175,000,000 of notional debt at approximately par. These foreign exchange swaps mature between June 2017 and June 2021 in conjunction with the principal repayments on the US$225,000,000 senior notes.

       The following sensitivities show the impact to after-tax net income of the changes in the period end and applicable forward foreign exchange rates, respectively, as at December 31, 2012, with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	10% weakening of CDN$ relative to US$	10% strengthening of CDN$ relative to US$

Translation of U.S. dollar denominated debt	$(71,607)	$71,607
Translation of U.S. dollar denominated working capital	30,691	(30,691)

Total	$(40,916)	$40,916

	Increase/(decrease) to after-tax net income
($ thousands)	10% weakening of CDN$ relative to US$	10% strengthening of CDN$ relative to US$

Foreign exchange swaps	$14,468	$(14,029)
Cross currency interest rate swap(1)	5,097	(10,195)

Total	$19,565	$(24,224)

(1)
Represents change due to foreign exchange rates only.

56      ENERPLUS      2012 FINANCIAL SUMMARY

Interest Rate Risk

Enerplus' cash flows are impacted by fluctuations in interest rates as advances under the bank facility and payments made under the CCIRS are based on floating interest rates. To manage a portion of this interest rate risk, Enerplus entered into interest rate swaps on $45,000,000 of notional debt at rates varying from 3.70% to 3.75% that mature between April and July 2013.

       If interest rates change by 1%, either lower or higher, on Enerplus' effective outstanding variable rate debt at December 31, 2012 with all other variables held constant, Enerplus' after-tax net income for a year would change by $2,414,000.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

       Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor a counterparty's credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

       Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets as well as the fair value of its derivative financial assets. At December 31, 2012 approximately 70% of Enerplus' marketing receivables were with companies considered investment grade.

       At December 31, 2012 approximately $4,666,000 or 3% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at December 31, 2012 was $2,803,000 (December 31, 2011 – $2,895,000).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

       Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends to shareholders, access to capital markets, as well as acquisition and divestment activity. Enerplus commonly measures its debt levels relative to its "debt-to-funds flow ratio" which is defined as long-term debt (net of cash) divided by the trailing twelve-month funds flow. Enerplus defines funds flow as cash flow from operating activities before changes in non-cash operating working capital and decommissioning expenditures. The debt-to-funds flow ratio represents the time period, expressed in years, it would take to pay off the debt if funds flow remained constant and no further capital investments were made or dividends paid.

       Enerplus' five-year history of debt-to-funds flow is illustrated below:

	2012	2011	2010	2009	2008

Debt-to-Funds Flow Ratio	1.7x	1.6x	1.0x	0.6x	0.5x

ENERPLUS      2012 FINANCIAL SUMMARY      57

17. COMMITMENTS AND CONTINGENCIES

Enerplus has the following minimum annual commitments at December 31, 2012:

		Minimum Annual Commitment Each Year					Total Committed
($ thousands)(1)	Total	2013	2014	2015	2016	2017	after 2017

Accounts payable(2)	$274,387	$274,387	$–	$–	$–	$–	$–
Dividends payable(3)	17,882	17,882	–	–	–	–	–
Bank credit facility(4)	260,950	–	–	260,950	–	–	–
Senior notes(4)	808,614	45,566	45,566	90,541	–	115,408	511,533
Transportation commitments	126,533	49,454	24,110	18,426	11,223	9,997	13,323
Processing commitments	1,192	331	313	313	235	–	–
Drilling and completions	25,499	20,137	5,362	–	–	–	–
Decommissioning liability(5)	659,714	25,750	26,000	26,000	26,000	26,000	529,964
Office leases	81,796	13,293	12,938	10,854	11,403	11,400	21,908

Total commitments(6)	$2,256,567	$446,800	$114,289	$407,084	$48,861	$162,805	$1,076,728

(1)
US$ commitments have been converted to CDN$ using the December 31, 2012 foreign exchange rate of 0.9949.
(2)
Accounts payable are generally settled between 30 and 90 days from the balance sheet date.
(3)
Dividends declared but not paid at December 31, 2012.
(4)
Interest payments have not been included.
(5)
Based upon current spending estimates.
(6)
Crown and surface royalties, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

(a) Transportation Commitments

Transportation for Enerplus' Bakken crude oil in the U.S. has been contracted for 12,500 bbl/day through January 2014 with 8,500 bbl/day of that continuing through May 2016 and then 7,500 bbl/day through December 2017.

       Enerplus has contracted up to 239 MMcf/day of natural gas pipeline capacity in Canada, some of it in series, with contract terms that range anywhere from one month to five years.

(b) Office Leases

Enerplus has office lease commitments for both its Canadian and U.S. operations that expire in 2019. Annual costs of these lease commitments include rent and operating fees.

(c) Guarantees

(i)
Corporate indemnities have been provided by Enerplus to all directors and certain officers for various items including costs to settle suits or actions due to their association with Enerplus. Enerplus has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of Enerplus.

(ii)
Enerplus may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents Enerplus from making a reasonable estimate of the maximum potential amounts that may be required to be paid.

58      ENERPLUS      2012 FINANCIAL SUMMARY

18. GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2012 ($ thousands)	Canada	U.S.	Total

Oil and gas sales	$817,843	$547,699	$1,365,542
Exploration & evaluation assets	320,367	453,453	773,820
Plant, property and equipment	2,127,044	2,115,403	4,242,447
Goodwill	2,795	148,595	151,390

As at and for the year ended December 31, 2011 ($ thousands)	Canada	U.S.	Total

Oil and gas sales	$955,722	$408,004	$1,363,726
Exploration & evaluation assets	339,611	535,188	874,799
Plant, property and equipment	2,762,457	1,569,554	4,332,011
Goodwill	2,795	151,896	154,691

ENERPLUS      2012 FINANCIAL SUMMARY      59

QuickLinks

  EXHIBIT 99.2